UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER 000-55406
Washington, D.C. 20549
CUSIP NUMBER 65412F 101
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: March 31, 2020

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

NIGHTFOOD HOLDINGS, INC.

Former Name if Applicable

NA

Address of Principal Executive Office

520 White Plains Road – Suite 500

(Street and Number)

Tarrytown, NY 10591

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report or transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. Certain information to be reported in the Form 10-KSB was not available by the filing date.

The complexity of this particular Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, combined with Registrant’s limited staff and resources precluded completion of the report within the prescribed time period without undue effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Frank J Hariton	(914)	674-4373
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the period of time leading up to the filing due date, the Company came to determine that its accounting treatment for the recognition of slotting fees needed to be modified to ensure FASB compliance.

Gross sales for the quarter ended March 31, 2020 were $276,419, and for the Fiscal Year-to-date through the nine months ending March 31, 2020 were $655,907. However, to comply with FASB standards, the income statement must show revenues net of slotting expenses rather than gross sales. As a result, neither the gross sales numbers for the three or nine month period mentioned above, nor the corresponding slotting expenses will appear on the income statement as prescribed.

In the upcoming 10Q, which the Registrant anticipates filing within the prescribed extension period, a section will be included that breaks out the gross sales numbers above, and then shows the reduction in revenue related to slotting fees that bring us to “Net Revenue”.

On the Registrant’s financial statements, slotting fees will no longer be included within “Advertising & Promotional” expense, so expenses will be adjusted downward significantly. The top line revenue as shown on the income statement will now be “Net Revenue” (not “gross sales”), and will therefore also be adjusted downward significantly.

Slotting fees are normal and customary in the consumer goods industry. Slotting fees in frozen foods tend to be higher than other categories due to a finite amount of freezer space in any given supermarket. As a new brand aggressively working to expand its national footprint, slotting fees for the Registrant can be expected to be higher at the present time and in the near-term future when compared to total sales than what might be seen in a more established brand.

NightFood Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2020

By:	/s/ Sean Folkson
Sean Folkson, President and CEO